Exhibit 99.(e)(14)

STRICTLY CONFIDENTIAL

October 28, 2017

Dear Stefano:

In our capacity as possible future controlling shareholder of Advanced Accelerator Applications S.A. (441 417 110 RCS Bourg-en-Bresse) (“AAA”) following the Closing (as defined below), we are pleased to confirm the attached terms, on the terms and conditions set forth in this letter agreement.

1.             Your services under this letter agreement will consist of such duties and responsibilities relating to the integration of the business, and will be provided at such times, as you and Novartis AG (“Novartis”) may mutually agree (such services, the “Agreed Services”).  You will be permitted to perform the Agreed Services at a location of your choosing.  Effective as of the Closing, you will receive:  (a) annual compensation of U.S.$1 million, paid in installments, and (b) a completion bonus of U.S.$1 million, paid in a single cash lump sum on the first anniversary of the Closing contingent on your performance in all material respects of the Agreed Services.  Novartis will reimburse you for all necessary, customary and usual expenses, properly receipted in accordance with Novartis policies, incurred by you in connection with the Agreed Services.

2.             Your service on these terms is contingent upon the closing (the “Closing”) of the transactions contemplated by the Memorandum of Understanding between Novartis and AAA, dated as of October 28, 2017 (the “MoU”).  In the event that the transactions contemplated by the MoU do not close or the MoU is abandoned, then this letter agreement shall be null and void ab initio.

3.             In addition, your service on these terms is also contingent upon your voluntary resignation from all titles, offices and positions, including all positions as employee (salarié) or corporate officer (mandataire social), with AAA and any or its subsidiaries on Closing.  By signing this letter agreement, you hereby accordingly agree to resign on Closing and you agree that you will not be entitled to any payments under applicable law, contract or otherwise, under any severance plans, agreements or arrangements with Novartis or AAA or any or its subsidiaries other than as set forth herein and that you hereby waive any claim to any such payments from Novartis and/or AAA and/or any or its subsidiaries, including claims under your existing agreement as chief executive officer, dated July 1, 2016 (the “Employment Agreement”).  Effective as of immediately following the Closing, this letter agreement and the terms and conditions set forth herein shall supersede the terms of your existing Employment Agreement and all other agreements or arrangements relating to the subject matter hereof you may have had with AAA or any of its subsidiaries in their entirety and you shall relinquish any claim to payment thereunder; provided, however, you shall remain entitled to your annual bonus in respect of calendar year 2017 pursuant to the terms of the Employment Agreement, to the extent not previously paid.

4.             By signing this letter agreement, you consent to the restrictive covenants set forth in Exhibit A, to be effective as of, and contingent upon, the Closing.

5.             As provided in Section 11 of your current Employment Agreement, by signing this letter agreement, you acknowledge and agree that it is the intention of the parties that any payments to be made to you as set forth in this letter agreement and under any other plan, agreement or arrangement, including the MoU, shall not constitute excess parachute payments within the meaning of Section 280G of the Internal Revenue Code, as amended, and any regulations thereunder (the “Code”).  If the independent accountants serving as auditors for Novartis on the Closing (or any other accounting firm designated by Novartis) determine that any payment or distribution by Novartis to or for your benefit (whether paid or payable distributed or distributable pursuant to the terms set forth in this letter agreement, the MoU or otherwise) would be nondeductible by Novartis under Section 280G of the Code (and any successor provision) as amended from time to time, then the amounts payable or distributable pursuant to this letter agreement will be reduced to the maximum amount that may be paid or distributed without causing such payments or distributions to be nondeductible.  The determination shall take into account (a) whether the payments or distributions are parachute payments under Section 280G, (b) the amount of the payments and distributions under this letter agreement or any other plan, agreement or arrangement, including the MoU, that constitute reasonable compensation, and (c) the present value of the payments and distributions determined in accordance with U.S. Treasury Regulations in effect from time to time.  In the event any payments or benefits are to be reduced, Novartis shall reduce or eliminate the payments by first reducing or eliminating those payments or benefits that are payable in cash and then by reducing or eliminating those payments that are not payable in cash, in each case in reverse order beginning with payments or benefits that are to be paid or provided the farthest in time from the date of determination.  Any reduction pursuant to the preceding sentence shall take precedence over the provisions of any other plan, arrangement or agreement, including the MoU, governing your rights and entitlements to any benefits or compensation.

6.             You hereby agree to keep this letter agreement strictly confidential and, upon your appointment, to enter into a non-disclosure agreement substantially equivalent to the non-disclosure agreement entered into between you and AAA.

7.             This letter agreement is governed by New York law.  The terms of this letter agreement will be memorialized in a formal agreement promptly following the announcement of the transactions contemplated by the MoU.

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Please indicate your acceptance of these terms by countersigning this letter agreement as indicated below.

NOVARTIS AG

	By:	/s/ Nigel Sheail
Name: Nigel Sheail
Title: As Attorney

	By:	/s/ Augusto Lima
Name: Augusto Lima
Title: As Attorney

ACCEPTED AND AGREED:

/s/ Stefano Buono
Stefano BUONO

EXHIBIT A

Restrictive Covenants

In order to protect the legitimate interests of the Company and its affiliates, as well as its development in a market sector which is highly competitive, and taking into consideration the nature of the strategic and confidential information which Stefano Buono has access to, Mr. Buono hereby agrees to the non-compete and non-solicitation covenants described herein.

NON-COMPETITION CLAUSE

In the areas in which Novartis does business, you are forbidden during and for 12 months after effective termination of your service, to: (a) develop, manufacture, produce, supply, market, sell, distribute and/or commercialize diagnostic or therapeutic molecular nuclear medicines, and (b) perform services in any capacity for any of the companies listed as part of the “global healthcare peer group” in the most recent Novartis annual report, or Bayer AG, either as an employee, consultant, director of another company or entity, or through managing a business on your own account, or through involvement in any business that is in competition with Novartis (collectively, (a) and (b) are the “Business”). This restraint on competition clause applies to activities that may take place in any country in which Novartis is active.  For the avoidance of doubt, you may serve as a member of the Board of Directors of any entity, other than those engaged in the Business.

You may request the Company to waive the restraint on competition. Only if the Company insists in writing that you respect the non-competition clause and if you thereby suffer an evidenced economic loss, the Company undertakes to compensate your loss by paying monthly installments throughout the period of restraint, up to the amount of your last monthly compensation and any statutory allowances. Any social security payments will be deducted from the compensation payment. Should you reach the official retirement age stipulated in the pension scheme regulations during the period of restraint, your entitlement to compensation shall end at the time you reach official retirement age.

The Company may waive the restraint on competition clause at any time. With this waiver, the payment made according to the previous paragraph, if any, shall lapse at the end of the month following the waiver of the restraint on competition.

If you violate the restraint on competition clause, the Company may not only seek compensation of its damage, but also demand that the conditions which constituted the breach of contract be rectified.

NON-SOLICITATION CLAUSE

You further agree that for a period of twelve months following the termination of your service for any reason you will not, without the consent of the Company, directly or indirectly induce or influence any person who is engaged by Novartis as an employee, agent, independent contractor

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or otherwise, to terminate the employment or engagement with Novartis, nor shall you directly or indirectly, employ or engage, or solicit for employment or engagement, or advise or recommend to any other person or entity that such person or entity employ or engage or solicit for employment or engagement, any person employed or engaged by Novartis.

Mr. Buono acknowledges that in light of his training and experience, the covenants set forth herein are in no way likely to prevent him from performing a professional activity or finding a job that is consistent with his qualifications and the level of responsibility.

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